UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No.28878/ August 26, 2009

_____
In the Matter of   :
                                         :
CLAYMORE/RAYMOND JAMES SB-1 EQUITY FUND :
2455 Corporate West Dr.   :
Lisle, IL 60532   :
                                         :
(811-21863)   :
                                         :
_____ :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Claymore/Raymond James SB-1 Equity Fund filed an application on
July 2, 2009, and amended on July 10, 2009, requesting an order
under section 8(f) of the Act declaring that it has ceased to
be an investment company.

On July 31, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28840). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                   Florence E. Harmon
                                    Deputy Secretary